UNITED STATES
SEC SECURITIES AND EXCHANGE COMMISSION
Mail Processing Section Washington, D.C. 20549

MAR 04 2015
Washington DC
403

15049219

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, L.P.

OFFICIAL USE ONLY
43888
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 Post Oak Blvd, Suite 1300
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hal Miller 713-952-0186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, Suite 1600 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, L.P., as of February 28, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

MOLLY ELIZABETH PLANT
Notary Public, State of Texas
My Commission Expires
February 08, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALWAY CAPITAL, L.P.

(A Texas Limited Partnership)

Report of Independent Registered Public Accounting Firm,
Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2014

GALWAY CAPITAL, L.P.

Table of Contents
December 31, 2014

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Galway Capital, L.P.

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (the Partnership) as of December 31, 2014, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplementary information in Schedule I is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplementary information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information in Schedule I. In forming our opinion on the supplementary information in Schedule I, we evaluated whether the supplementary information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
March 2, 2015

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	29,587
Prepaid expenses		1,900
Accounts Receivable		1,218
TOTAL ASSETS	$	32,705
LIABILITIES AND PARTNERS' CAPITAL		
Accounts Payable	$	5,064
Partners' capital		27,641
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	32,705

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Consulting Fees	$	82,032
Total revenues		82,032
Expenses		
Business development		259
Occupancy and Equipment Expenses		60,035
Technology, Data, and Communication Cost		2,706
FINRA compliance fees		2,450
Professional fees		48,760
License fees		2,793
Consulting fees		59,063
Other expenses		198
Total expenses		176,264
Net loss	$	(94,232)

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2014

	General Partner	Limited Partner	
	HJ Miller Company, Inc	Galway Group, L.P.	Total
Balance at January 1, 2014	$ 369	$ 36,504	$ 36,873
Partner's contribution	–	85,000	85,000
Net loss	(942)	(93,290)	(94,232)
Balance at December 31, 2014	$ (573)	$ 28,214	$ 27,641

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(94,232)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		45
Accounts Receivable		(1,218)
Accounts Payable		5,064
Net cash used in operating activities		(90,341)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partner's contribution - Galway Group		85,000
Net cash provided by financing activities		85,000
Net decrease in cash		(5,341)
Cash – beginning of year		34,928
Cash – end of year	$	29,587

See accompanying notes to financial statements.

NOTE 1 Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

HJ Miller Company, Inc, is the general partner with a 1% of ownership interest in the Partnership. Galway Group, L.P. (the Group) is the sole limited partner with a 99% ownership interest in the partnership.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Limited Partner Galway Group, L.P on August 1, 2014 had a change in business name to Galway Group, LLC.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services. The Partnership does not underwrite securities or participate in the brokerage of publicly traded securities.

In 2014, the Partnership generated net loss of $94,232 and had cash of $29,587 in its bank account. If necessary, the Galway Group, LLC will provide financial support to the Partnership sufficient to satisfy its obligations as they become due until at least January 1, 2016.

NOTE 2 Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable

For private placements monthly retainers are recorded in revenue when billed and credited to any subsequent placement fee. The placement fee is based on a percentage of funds raised and is recognized as revenue when the funding deals are signed. Revenues for mergers and acquisitions are based on success fees are recognized upon consummation of a transaction. Past due accounts receivable are reviewed monthly for collectability and amount deemed uncollectable are written off to bad debt expense.

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. The Partnership is subject to Texas Franchise Tax and accrues 1% of the gross margin. The Partnership did not incur the Texas Franchise Tax since the gross receipts were less than $1 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a broker-dealer. As of December 31, 2014, the Partnership's net capital, as defined, of $24,523 exceeded the required minimum by $19,523.

NOTE 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2014.

NOTE 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

NOTE 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Partnership did not generate revenue over $500,000 during 2014.

NOTE 7 Related Party Transactions

On May 14, 2014 Jeffery Pendergraft (the "Contractor") entered into a Partnership Interest Purchase Agreement with Galway Group, L.P., the Limited Partner, to be effective as of April 1, 2014, pursuant to which Galway Group, L.P. has agreed, among other things, to purchase all of the Contractor's partnership interest in the Galway Group, L.P. In accordance with this, there shall be created, pursuant to the Agreement, an independent contractor relationship between the Partnership and the Contractor whereby the Contractor shall supply services to the Partnership.

During 2014, Galway Group, L.P. made three capital infusions to the Partnership for a total of $85,000.

On April 1, 2013, the Partnership entered into an office and administrative agreement with the Group for certain administrative functions, use of office facilities, equipment and

other indirect expenses of operation. During 2014, the Partnership paid $60,000 of administrative service fees to the Group.

During 2014, the Partnership paid Galway Energy Advisor, LLC (the Advisor) $35,000 for financial advisory and consultancy services to its clients. The President of the Advisor is the Partnership's general partner.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR GALWAY CAPITAL, L.P.

December 31, 2014

COMPUTATION OF NET CAPITAL			
Total assets		$	32,705
Less - total liabilities			5,064
Net worth			27,641
Deductions from and/or charges to net worth			
Total non-allowable assets	3,118		
Other deductions or charges	-		
Total deductions from net worth			-
Net capital before haircuts on securities positions			24,523
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital *		$	24,523

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				24,523
Excess Net Capital			$	19,523
Aggregate Indebtedness			$	-
Excess net capital @ 1,000% (Net capital, less greater of 10% aggregate indebtedness or 120% minimum dollar requirement)			$	18,523
Ratio of aggregate indebtedness to net capital				20.65%
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Partnership on form X-17A-5 on January 22, 2015, is not required as no material difference exist.

Report of Independent Registered Public Accounting Firm on Exemption Report

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Exemption Report

We have reviewed management's statements, included in the accompanying Galway Capital, L.P. exemption report for the year ended December 31,2014, in which (1) Galway Capital, L.P. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Galway Capital, L.P. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Galway Capital, L.P. stated that Galway Capital, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Galway Capital, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Galway Capital, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McConnell & Jones LLP
Houston, Texas
March 2, 2015

4828 Loop Central Drive, Suite 1000
Houston, TX 77081
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

GALWAY CAPITAL LP

ADVISORS AND INVESTMENT BANKERS TO THE ENERGY INDUSTRY

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Harold Miller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Date February 6, 2015

X

Harold J. Miller
Managing Director

3050 Post Oak Blvd., Suite 1300 | Houston, Texas 77056 | Phone: 713-952-0186 | Fax: 713-952-9861 | www.galwaycapital.com